OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ September 2004

BROCKTON CAPITAL CORP.
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. First Fiscal Quarter Ended 7/31/2004 Interim Financial Statements
    Form 52-109FT2: CEO Certification of Annual Filings During Transition Period
    Form 52-109FT2: CFO Certification of Annual Filings During Transition Period
    First Fiscal Quarter Financial Statements: Management's Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                        Yes ___   No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

July 31, 2004

(Stated in Canadian Dollars)

(<u>Unaudited – Prepared by Management</u>)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
July 31, 2004 and April 30, 2004
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

ASSETS		July 31, 2004		April 30, 2004
Current				
Cash and cash equivalents	$	22,571	$	50,558
GST receivable		4,985		4,327
Inventory – Note 5		10,735		-
Prepaid expenses		682		-
Notes and accrued interest receivable – Note 5		-		121,664
		38,973		176,549
Rights – Note 5		123,610		-
	$	162,583	$	176,549

LIABILITIES

Current				
Accounts payable and accrued liabilities – Note 4	$	20,738	$	26,495

SHAREHOLDERS' EQUITY

Share Capital – Notes 3 and 7		202,842		371,592
Contributed surplus – Note 6		168,750		-
Deficit	(	229,747)	(	221,538)
		141,845		150,054
	$	162,583	$	176,549

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three months ended July 31, 2004 and 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended July 31, 2004	Three months ended July 31, 2003
Expenses		
Accounting, audit and legal fees – Note 4	$ 4,869	$ 6,007
Equipment rental – Note 4	1,500	1,500
Filing fees (recovery)	(436)	548
Interest and bank charges	65	88
Office supplies – Note 4	750	750
Promotion	642	235
Rent – Note 4	2,250	2,250
Transfer agent fees	576	2,303
Loss before other item	(10,216)	(13,681)
Interest income	2,007	3,033
Net loss for the period	$ (8,209)	$ (10,648)
Basic and diluted loss per share	$ (0.00)	$ (0.00)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three months ended July 31, 2004 and 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

| | Three months ended July 31, | |
	2004	2003
Operating Activities		
Net loss for the period	$ (8,209)	$ (10,648)
Item not involving cash:		
Interest accrual on notes receivable	(1,946)	(2,091)
Changes in non-cash working capital items		
related to operations:		
GST receivable	(658)	(2,324)
Inventory	(10,735)	-
Prepaid expenses	(682)	5,638
Accounts payable and accrued liabilities	(5,757)	10,013
Cash provided from (used in) operating activities	(27,987)	588
Investing Activities		
Notes receivable	-	(15,000)
Deferred investment expenses	-	(7,494)
Cash used in investing activities	-	(22,494)
Decrease in cash during the period	(27,987)	(21,906)
Cash and cash equivalents at the beginning of the period	50,558	187,149
Cash and cash equivalents at the end of the period	$ 22,571	$ 165,243
Cash and cash equivalents consists of:		
Cash	$ 2,571	$ 6,968
Term deposits	20,000	158,275
	$ 22,571	$ 165,243
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 6

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to July 31, 2004
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Common Stock Number of Shares	Amount	Contributed Surplus	Retained Earnings (Deficit) Accumulated during the Development Stage	Total
Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -
Net income for the period	-	-	-	737	737
Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)
Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancellation of escrow shares	(2,250,000)	(168,750)	168,750	-	-
Net loss for the period	-	-	-	(8,209)	(8,209)
Balance, July 31, 2004	1,837,500	$ 202,842	$ 168,750	$ (229,747)	$ 141,845

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2004
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 1   <u>Interim Reporting</u>

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the April 30, 2004 annual financial statements.   It is suggested that these interim financial statements be read in conjunction with the Company's April 30, 2004 annual financial statements.

Note 2   <u>Significant Accounting Policy</u>

<u>Rights</u>

Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives and are also tested for impairment annually. Impairment write downs will be charged to operations.

Note 3   <u>Share Capital</u> – Note 7

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX. During the three months ended July 31, 2004, the Company was delisted from the TSX at its request, and as a result, on July 29, 2004, its escrow shares were cancelled and returned to the treasury.

c) <u>Commitments:</u>

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Detail of stock options for the three months ended July 31, 2004 are as follows:

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2004
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 3   <u>Share Capital</u> – (cont'd)

c)   <u>Commitments:</u> – (cont'd)

Stock-based Compensation Plan – (cont'd)

| | Three months ended July 31, | | | |
| | 2004 | | 2003 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of period	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19
Options outstanding and exercisable at end of period	302,500	$0.15	487,500	$0.16

At July 31, 2004, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one share as follows at $0.15 each until August 28, 2006.

Note 4   <u>Related Party Transactions</u>

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

| | Three months ended July 31, | |
	2004	2003
Accounting fees	$ 1,500	$ 3,257
Equipment rental	1,500	1,500
Office supplies	750	750
Rent	2,250	2,250
	$ 6,000	$ 7,757

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At July 31, 2004, accounts payable and accrued liabilities includes $4,500 owing to a partnership controlled by two directors of the Company.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2004
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 5   <u>Rights</u>

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of a private company, Cyberhand Technologies Inc. ("Cyberhand"). Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable. Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

Note 6   <u>Non-cash Transactions</u>

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

During the three months ended July 31, 2004;

a)   the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750). The amount paid for these shares has been recorded as contributed surplus.

b)   the Company acquired Rights (Note 5) in exchange for notes and accrued interest receivable of $123,610.

Note 7   <u>Subsequent Event</u>

The Company completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Kevin Hanson, President of Brockton Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Brockton Capital Corp., (the "issuer") for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

September 29, 2004
Date

"Kevin Hanson"
Signature

President
Title

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Brian Hanson, Chief Financial Officer of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Brockton Capital Corp., (the "issuer") for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

September 29, 2004
_____
Date

"Brian Hanson"
_____
Signature

Chief Financial Officer
_____
Title

BROCKTON CAPITAL CORP.
QUARTERLY REPORT
for the three months ended July 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1   Date of Report: September 29, 2004

1.2   Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage and its activities have been primarily related to the completion of the Company's initial public offering and Qualifying Transaction as defined by the TSX Venture Exchange ("TSX"). Effective August 1, 2001, the Company completed its initial public offering ("IPO"), having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

The Company's principle business since its listing on the TSX on August 27, 2001, has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company's listing. Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company. The reason for the request was due to default risks associated with the Cyberhand acquisition (see "Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750).

Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade in the United States.

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval. On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000. Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand. The principal and interest was due and payable at April 30, 2004. Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products. Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order to purchase 50,000 units per month or forfeit its rights under this agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above. These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

There have been no other financings since the IPO and the exercise of the agents options.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

See Subsequent Events for subsequent financing

1.3 Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended April 30,		
	2004	2003	2002
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (143,489)	$ (45,773)	$ (34,310)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.08)	$ (0.02)	$ (0.03)
Net loss	$ (143,489)	$ (45,773)	$ (34,310)
Basic and diluted loss per share	$ (0.08)	$ (0.02)	$ (0.03)
Total assets	$ 176,549	$ 313,924	$ 351,009
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken and the write-off of deferred investment expenses in 2004.

1.4 Results of Operations

Operations during the three months ended July 31, 2004 were primarily related to completion of a distribution agreement with Cyberhand. There were no investor relations arrangements entered into during the period. There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

At July 31, 2004, the Company had total working capital of $18,235. It is expected that these funds will not be sufficient for continuing operations and the Company will need to complete a new financing. Subsequent to July 31, 2004, the Company completed a financing of $4,500 (see Subsequent Events).

1.5 **Summary of Quarterly Results**

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q1 July 31, 2004	Q4 April 30, 2004	Q3 Jan 31, 2004	Q2 Oct 31, 2003	Q1 July 31, 2003	Q4 April 30, 2003	Q3 Jan 31, 2003	Q2 Oct 31, 2002
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:								
Total	$(8,209)	$(85,672)	$(33,608)	$(13,561)	$(10,648)	$(14,140)	$(16,899)	$(10,707)
Per share	$(0.00)	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per share, fully diluted	$(0.00)	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net loss:								
Total	$(8,209)	$(85,672)	$(33,608)	$(13,561)	$(10,648)	$(14,140)	$(16,899)	$(10,707)
Per share	$(0.00)	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per share, fully diluted	$(0.00)	$(0.05)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

1.6 **Liquidity**

The Company has total assets of $162,583. The Primary assets of the Company are cash of $22,571, inventory of $10,735 and marketing and distribution rights carried at $123,610. The Company has no long-term liabilities and has working capital of $18,235. It is management's opinion that these assets are not sufficient to meet the Company's operating requirements for the next year. Management is currently reviewing financing alternatives including additional private placements and loans from related parties.

1.7 **Capital Resources**

The Company has acquired certain marketing and distribution rights, as described in Note 5 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.2, Business Acquisition and Financing.

1.8   Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9   Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months ended July 31, 2003		Year ended April 30, 2004
Accounting	$	1,500	$ 16,109
Equipment rental		1,500	6,000
Office supplies		750	3,000
Rent		2,250	9,000
	$	6,000	$ 34,109

1.10   Fourth Quarter

N/A

1.11   Proposed Transactions

N/A

1.12   Critical Accounting Estimates

Management has determined that no impairment write-down is required for the intangible assets purchased during the period. See 1.2 and 1.7 above and 1.13 below.

1.13   Changes in Accounting Policies

Effective May 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – "Stock-based Compensation and Other Stock-based Payments" whereby all stock-based compensation is accounted for using a fair value based method of accounting. Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for stock options granted. No options have since been granted and accordingly, there have been no changes to the financial statements as a result of this change.

Intangible assets acquired with indefinite lives, are not amortized but are subject to an annual impairment test. Any impairment will be charged to operations.

1.14   Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Capital

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

	Common Stock	
	Number of Shares	Amount
Balance, April 30, 2004	4,087,500	$ 371,592
Shares cancelled pursuant to delisting from TSX	(2,250,000)	(168,750)
Net loss for the period	-	-
Balance, July 31, 2004	1,837,500	$ 202,842

b) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Detail of stock options for the three months ended July 31, 2004 are as follows:

	Three months ended July 31,			
	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of period	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19
Options outstanding and exercisable at end of period	302,500	$0.15	487,500	$0.16

At July 31, 2004, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one share as follows at $0.15 each until August 28, 2006.

Subsequent Events

The Company has completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.   Subscribers to this placement include directors of the Company (1,250,000).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Brockton Capital Corp. -- SEC File No. 000-49760</u>
(Registrant)

Date: <u>October 18, 2004</u>   By <u>/s/ Kevin R. Hanson</u>
                              Kevin R. Hanson, President/CEO/Director